UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number: 0-18832

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

FIRST FINANCIAL SERVICE CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

2323 Ring Road, Elizabethtown, Kentucky 42701

(Address of principal executive offices)

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

December 31, 2012 and 2011

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

December 31, 2012 and 2011

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

First Financial Service Corporation

401(k)/Employee Stock Ownership Plan

Elizabethtown, Kentucky

We have audited the accompanying statements of net assets available for benefits of the First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

Crowe Horwath LLP

South Bend, Indiana

June 28, 2013

1.

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS
Investments, at fair value (Note 3):
First Financial Service Corporation common stock	$319,562	$346,571
Mutual funds	10,954,982	10,912,234
Money market deposit accounts	53,217	43,257
Self-directed investments	213,406	80,705
Total Investments	11,541,167	11,382,767
Receivables:
Notes receivable from participants	432,812	474,442
Total Receivables	432,812	474,442

Total Assets	11,973,979	11,857,209

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$11,973,979	$11,857,209

See accompanying notes to financial statements.

2.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2012

2012
Additions to net assets attributed to:
Dividends	$210,634
Interest income on notes receivable from participants	19,177
Net appreciation in fair value of investments	1,166,324
Contributions:
Employer	304,698
Employee, before and after tax	507,967

Total additions	2,208,800
Deductions from net assets attributed to:
Distributions	2,055,928
Administrative expenses	36,102

Total deductions	2,092,030

Net increase	116,770

Net assets available for benefits, beginning of year	11,857,209

End of year	$11,973,979

See accompanying notes to financial statements.

3.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - PLAN DESCRIPTION

The following brief description of the First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is First Financial Service Corporation (the “Company” or “Employer”).

General: The Plan is a defined contribution plan covering substantially all employees of First Financial Service Corporation, a bank holding company and its subsidiaries, which include First Federal Savings Bank, First Service Corporation of Elizabethtown, Heritage Properties, LLC and First Federal Office Park, LLC (collectively the “Company”).

Employees of the Company are eligible to contribute to the Plan upon the completion of at least two months of service. The employee becomes a participant on the first day of the month following fulfillment of this requirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Within the Plan, there are two parts, the Employee Stock Ownership Plan (“ESOP”) and a 401(k) portion. The Company makes contributions to these parts as determined by the Plan document, the Company’s Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Contributions: Participants may contribute up to 50% of their compensation up to the maximum amount allowed by the IRS through regular payroll deductions under the 401(k) provisions of the Plan. Participants may also make contributions after taxes are withheld. The employer matches 100% of the employee contributions up to 4% of the employee’s compensation. If the employee does not contribute at least 2% of their compensation, then the employer makes a minimum contribution of 2% of the employee’s compensation. To be eligible to receive an Employer contribution, a participant must work 1,000 hours in the plan year. Employer contributions under the ESOP are at the discretion of the Employer’s Board of Directors. ESOP contributions are allocated based on the participant’s allocable share of the Company contribution, which is based on compensation. Effective December 2011, the Employer’s Board of Directors suspended the annual ESOP contribution.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and an allocation of the Employer contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All participants are eligible to diversify their Employer ESOP contributions immediately.

Retirement, Death and Disability: A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in the Employer’s ESOP contributions, their voluntary contributions and the matching contributions plus actual earnings thereon.

Payment of Benefits: Upon retirement, permanent disability or death, a participant or his or her designated beneficiary may elect to receive the amount credited to his or her account in a lump-sum distribution, or in equal installments over a period not exceeding the life expectancy of the participant. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump-sum without the participant’s consent.

(Continued)

4.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - PLAN DESCRIPTION (Continued)

Investment Options: Each participant may direct their contributions and the Company’s matching contribution to any of the investment options available under the Plan, including the Company’s common stock. Employer ESOP contributions are made in the form of First Financial Service Corporation common stock.

Effective January 1, 2007, the Plan was amended to allow transfers out of the First Financial Service Corporation common stock for all types of contribution accounts which hold Qualifying Employer Securities—including the ESOP Contribution Account. This rule applies to all participants for their entire account invested in Employer Stock, and to any beneficiary who has an account under the Plan and is entitled to exercise the rights of a participant. If the participant elects to transfer some or all of their account out of First Financial Service Corporation common stock, they can then direct the investment of that amount into other investment options offered by the Plan.

Voting Rights: While the Plan entitles its trustee to vote Company shares held by the Plan, the Company currently permits participants to vote Company shares allocated to their account. Participants are notified by the trustee prior to the time such votes are to be executed.

Notes Receivable from Participants: Participants may borrow up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Plan. Principal and interest are paid through payroll deductions.

Administrative and Investment Management Expenses: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments: The Plan provides for certain investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances. The Plan has an investment in First Financial Service Corporation common stock amounting to $319,562 and $346,571 as of December 31, 2012 and 2011 respectively. These amounts represent 3% of net assets available for benefits as of December 31, 2012 and 2011.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

5.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTE 3 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

6.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common stock: The fair values of common stock, including First Financial Service Corporation common stock, are determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).

Money market deposit accounts: Fair values of money market deposit account balances have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality or liquidity restrictions, even though net asset values per share may fluctuate from the $1.00 targeted redemption price. The Plan’s investments in money market deposit accounts occasionally exceed federally insured balances.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

7.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2012 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments:
First Financial Service Corporation common stock	$319,562	$-	$-
Mutual funds:
Growth	4,013,073	-
Growth and income	2,317,234	-	-
Equity and income	631,915	-	-
Bond	1,134,021	-
Money market	2,858,739	-	-
Money market deposit accounts	-	53,217	-
Self-directed brokerage accounts:
Common stock	155,523	-	-
Mutual funds	12,146	-	-
Money market deposit accounts	-	45,737	-

	Fair Value Measurements
	at December 31, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments:
First Financial Service Corporation common stock	$346,571	$-	$-
Mutual funds:
Growth	4,018,492	-
Growth and income	2,374,323	-	-
Equity and income	849,303	-	-
Bond	1,019,489	-	-
Money market	2,650,627	-	-
Money market deposit accounts	-	43,257	-
Self-directed brokerage accounts:
Common stock	16,265	-	-
Money market deposit accounts	-	64,440	-

There were no transfers between Level 1 and Level 2 during 2012.

(Continued)

8.

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

	2012	2011
Investments at fair value:
Mutual funds:
*American Capital Income Builder, Inc. R3	$589,758	$753,803
American Capital World Growth and Income R3	849,190	812,874
American Smallcap World Fund R3	862,502	800,898
Pimco Pacific Investment Total Return Fund A	708,707	665,656
Vanguard Indexed Small Cap	670,232	647,947
Vanguard Index Trust-500 Portfolio	759,101	759,208
American Money Market Fund R3	2,858,739	2,650,627

* As of December 31, 2012, the Plan’s position in American Capital Income Builder, Inc. R3 was not 5% or more of the Plan’s net assets available for benefits.

During the year ended December 31, 2012, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

First Financial Service Corporation common stock	$165,461
Self-directed brokerage accounts common stock	(20,499)
Mutual funds	1,021,362

Net appreciation	$1,166,324

Dividends and interest for the year ended December 31, 2012 were $210,634.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 24, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Management believes the Plan is qualified under the appropriated requirements of the IRC. During 2012, management applied for a new determination letter. A response from the Internal Revenue Service has not yet been received.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.

(Continued)

9.

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Investment management fees and operating expenses charged to the Plan for investments are deducted from income earned on investments and are not separately reflected. Consequently, investment management fees and operating expenses paid to parties in interest are reflected as a reduction of investment return for such investments. Professional fees of $26,764 were paid by the Plan to McCready and Keene, Inc. and $7,390 were paid by the Plan to TD Ameritrade for the administration of the Plan and the custodian of plan assets for the year ended December 31, 2012. McCready and Keene, Inc. is the record keeper of the Plan and is considered a party-in-interest. TD Ameritrade holds certain Plan assets and is considered a party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

The Plan has an investment in First Financial Service Corporation common stock amounting to $319,562 and $346,571 as of December 31, 2012 and 2011, respectively. The Plan held 162,214 and 226,517 shares of First Financial Service Corporation common stock at December 31, 2012 and 2011, respectively, and recognized dividend income of $0 during 2012 from its investments in the Employer common stock.

(Continued)

10.

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2012

Name of Plan Sponsor: First Financial Service Corporation

Employer Identification Number: 61-1168311

Three-digit Plan Number: 003

(a)	(b)	(c)	(d)	(e)
Party
in	Identity of Issue, Borrower,	Description of Investments Including		Current
Interest	Lessor or Similar Party	Maturity Date and Rate of Interest	Cost	Value

*	First Financial Service Corporation	Common Stock	#	$319,562

	American Funds	AMCAP Fund, Inc. R3	#	476,231
	American Funds	Capital Income Builder, Inc. R3	#	589,758
	American Funds	Capital World Growth and Income R3	#	849,190
	American Funds	Europacific Growth Fund R3	#	277,147
	American Funds	New Economy Fund R3	#	265,049
	American Funds	New Perspective Fund R3	#	545,736
	American Funds	New World Fund R3	#	348,759
	American Funds	Smallcap World Fund R3	#	862,502
	American Funds	Washington Mutual Investors R3	#	416,008
	American Funds	Income Fund of America R3	#	42,157
	American Funds	Investment Company of America R3	#	292,935
	American Funds	Money Market Fund R3	#	2,858,739
	Ivy Funds	Global Natural Resources Fund A	#	361,137
	Pimco Funds	Global Bond A	#	425,314
	Pimco Funds	Pacific Investment Total Return Fund A	#	708,707
	Vanguard Funds	Indexed Small Cap	#	670,232
	Vanguard Funds	Index Trust-500 Portfolio	#	759,101
	Vanguard Funds	Total Intl Stock Index Portfolio	#	206,280
	Total Mutual Funds			10,954,982

	Bank USA	Money Market	#	53,217

	Ameritrade	Self Directed Brokerage Account **	#	213,406

*	Notes receivable from participants	Participant Loans with interest rates ranging from 4.25% - 9.25%	#	432,812

	Total			$11,973,979

*	Represents parties-in-interest
**	TD Ameritrade manages the investments in the self-directed brokerage accounts, however, the various underlying investments are issued by other parties.
#	Investment is participant directed therefore historical cost is not included.

11.

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FORM 11-K

DECEMBER 31, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 28, 2013	By:	/s/ Frank Perez
Frank Perez
Chief Financial Officer
First Financial Service Corporation

12.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Crowe Horwath LLP, an independent registered public accounting firm (filed herewith).

13.